

October 10, 2012

Mr. Robert P. Mundy
Senior Vice President and Chief Financial Officer
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis, Tennessee 38115-4436

> **Re:** **Verso Paper Corp. / Verso Paper Holdings LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 6, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 1-34056 / 333-142283**

Dear Mr. Mundy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant